VIST FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, Pennsylvania 19610

December 23, 2009

VIA EDGAR and Facsimile

Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:       VIST Financial Corp.

Item 4.02 Form 8-K filed November 10, 2009

File No. 000-14555

Dear Mr. West:

We are responding to your letter, dated November 20, 2009, relating to the filing referenced above of VIST Financial Corp. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 8-K Filed November 10, 2009

Item 4.02  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.              We note your disclosure that the interest rate swaps used to hedge the cash flows related to your subordinated debentures should have been accounted for under ASC 825 rather than ASC 815.  This statement is confusing as the accounting treatment for derivative instruments that are not designated as hedging instruments is specifically discussed in ASC 815-10-35-2.  Furthermore, it is not clear from your disclosure that the application of cash flow hedge accounting to these hedging relationships was inappropriate since the hedged items (junior subordinated debentures) were carried at fair value under ASC 825-10-25.  Accordingly, please revise to clearly disclose the reasons that your referenced financial statements can no longer be relied upon.

We will revise the disclosure in the amended Item 4.02 Form 8-K to more clearly indicate the reasons that the referenced financial statements can no longer be relied upon.  Such disclosure will address the distinctions in the accounting treatment for derivative instruments that are not designated as hedging instruments as opposed to those that are so designated, as well as specifically disclosing that the Company’s application of cash flow hedge accounting to the subject hedging relationships was inappropriate since the hedged items were carried at fair value under ASC 825-10-25.

•                  Discuss the changes made to your valuation models for both your interest rate swaps and junior subordinated debentures, specifically identify the assumptions that were revised and explain how you determined that your original estimates of fair value were not appropriate; and

We will revise the disclosure in the amended Item 4.02 Form 8-K to discuss the changes made to valuation models for both the interest rate swaps and junior subordinated debentures.  We will specifically identify the assumptions that were revised and explain the basis for determining that the original estimates of fair value were not appropriate.

•                  Clarify that the restatements are also the result of the misapplication of cash flow hedge accounting to instruments that were already being carried at fair value.

We will revise the disclosure in the amended Item 4.02 Form 8-K to clarify that the restatements are also the result of the misapplication of cash flow hedge accounting to instruments that were already being carried at fair value.

2.              Please revise your disclosure to address the September 30, 2008 reporting period.

We will revise the disclosure in the amended Item 4.02 Form 8-K to address the September 30, 2008 reporting period.

3.              As a related matter, we note that you filed your September 30, 2008 Form 10-Q on November 16, 2009.  It does not appear that you have properly reflected the restatement of the comparable prior period in this quarterly report.  Please consider the need to address this filing and any potential required amendment in your amended Item 4.02 Form 8-K.

We intend to amend the Form 10-Q for the quarter ended September 30, 2009 to properly reflect the restatement of the comparable 2008 period.  We will address the amended Form 10-Q filing in the amended Item 4.02 Form 8-K.

4.              In your amended periodic reports to file your restated financial statements describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See

Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The amended periodic reports to file the restated financial statements will revise the Item 307 disclosure included in the original filing to indicate that, as a result of the restatements and related matters discussed therein, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of the relevant dates for each filing.

In connection with responding to your comments, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt by electronic confirmation.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 603-7251.

Very truly yours,

VIST FINANCIAL CORP.

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer